FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending April 04, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.


   26 March 2007   The Administrators of the SmithKline Beecham Employee Benefit
                   Trust ("the Trust") notified the Company on 3 April 2007 that
                   2,427 Ordinary shares had been sold on 26 March 2007 on behalf of a participant in the SmithKline Beecham Annual
                   Investment Plan at a price of GBP13.99 per share.

                   The Trust notified the Company on 3 April 2007 that 3,405 Ordinary shares had been transferred on 26 March 2007 to a participant in the SmithKline Beecham Annual Investment Plan.

   27 March 2007   The Trust notified the Company on 3 April 2007 that 1,175
                   Ordinary shares had been sold on 27 March 2007 on behalf of participants in the SmithKline Beecham Bonus Investment Plan at a price of GBP13.75 per share

                   The Trust notified the Company on 3 April 2007 that 2,534 Ordinary shares had been transferred on 27 March 2007 to participants in the SmithKline Beecham Bonus Investment Plan.

   29 March 2007   The Trust notified the Company on 3 April 2007 that 1,884
                   Ordinary shares has been sold on 29 March 2007 on behalf of a participant in the SmithKline Beecham Annual Investment Plan at a price of GBP13.80 per share.

                   The Trust notified the Company on 3 April 2007 that 2,688 Ordinary shares had been transferred on 29 March 2007 to a participant in the SmithKline Beecham Annual Investment Plan.

The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Mr J S Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).



S M Bicknell
Company Secretary

4 April 2007



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 04, 2007                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc